P.E. 1/25/02

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

02011897

FORM 6-K

1-13364

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15b-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For January 25, 2002

TELEX-CHILE S.A.
(Translation of registrant's name into English)

Rinconada El Salto No.202
Comuna de Huechuraba, Santiago, Chile
(Address of principal executive offices)

Form 20-F ✓ Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No ✓

TELEX-CHILE S.A. (THE "COMPANY")

REPORT ON FORM 6-K

TABLE OF CONTENTS

Free Translation of Spanish Original

Santiago, January 25, 2002

Mr. Alvaro Clarke de la Cerda
Insurance and Securities Superintendent
Teatinos 120
Personal Delivery

**RE: COMMUNICATES ESSENTIAL FACT - TELEXCHILE S.A.
Registration in Securities Registry No. 0350**

Dear Sir:

By virtue of the provisions in article 9 and second paragraph of article 10 of law No. 18,045 and General Regulation No. 30 of the Insurance and Securities Commission of Chile, Télex-Chile S.A. (the "Company") hereby informs to this Commission, as an **essential fact**, the following:

I. The Twenty Eighth Civil Court of Santiago today approved the *Convenios Judiciales Preventivos* of Telex-Chile S.A. and its affiliate, Chilesat S.A.

Sincerely yours,

/s/ Alejandro Ulloa Azócar
Name: Alejandro Ulloa Azócar
Title: General Manager

c.c.: Santiago Stock Exchange
Chilean Electronic Stock Exchange
Valparaiso Stock Exchange

TELEX-CHILE S.A.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

TELEX-CHILE S.A.

By: /s/ Rafael Wilhelm
Name: Rafael Wilhelm
Title: Chief Financial Officer